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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

Application for Qualification of Indenture under the
Trust Indenture Act of 1939

Merrill Corporation
(Name of Applicant)

One Merrill Circle
St. Paul, Minnesota 55108
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of class	Amount
Class A Senior Subordinated Notes due 2009*	$25,000,000

(increasing for interest paid in kind)

*
Percentage interest under the Class A Senior Subordinated Notes due 2009 will vary in accordance with the Applicant's financial performance.

Approximate date of proposed offering: July 3, 2002

Name and Address of Agent for Service:

                  Steven Machov
                  Merrill Corporation
                  One Merrill Circle
                  St. Paul, Minnesota 55108

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it will supercede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the obligor.

GENERAL

        1.    General Information. Furnish the following as to the applicant:

        (a)  Form of organization:

          Merrill Corporation (the "Applicant") is a corporation.

        (b)  State or other sovereign power under the laws of which organized:

          Minnesota.

        2.    Securities Act Exemption Applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

        The Applicant's Class A Senior Subordinated Notes due 2009 (the "New Notes"), the securities to be issued pursuant to the indenture to be qualified (the "Indenture"), and the Class B Senior Subordinated Notes due 2009 (the "Class B Notes"), together with series A warrants and series B warrants, each to purchase the Applicant's class B common stock, par value $0.01 per share, are being offered to existing holders (the "Existing Holders") of the Applicant's outstanding 12% Senior Subordinated Notes due 2009 (the "Old Notes") pursuant to the Applicant's exchange offer (the "Exchange Offer"). The Exchange Offer is being made pursuant to the Offering Circular dated July 3, 2002 (the "Offering Circular") of the Applicant, a copy of which is attached hereto as Exhibit T3E(1).

        The Exchange Offer is a part of the restructuring of the debt and preferred stock of the Applicant and its affiliates (the "Restructuring"), which is conditioned upon, among other things: (a) Existing Holders of not less than 97.5% of the outstanding (as defined in the indenture for the Old Notes) aggregate principal amount of the Old Notes having validly tendered and not properly withdrawn their Old Notes pursuant to the Exchange Offer prior to the expiration date; provided that the Applicant may in its sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the credit agreement dated as of November 23, 1999, as amended (the "Credit Agreement") of the Applicant's subsidiary, Merrill Communications LLC; (b) Existing Holders of not less than two-thirds of the outstanding principal amount of Old Notes having validly consented to proposed amendments to the indenture relating to the Old Notes prior to the expiration date; (c) holders of all of the outstanding aggregate principal amount at maturity of the 14% senior discount notes due 2008 of Merrill Communications LLC having validly consented to the amendment of the indenture relating to the 14% senior discount notes due 2008 to, among other things, rename such notes as the 13% senior discount notes due 2008 of Merrill Communications LLC; (d) holders of all of the Applicant's outstanding 14.5% senior preferred stock due 2011 having validly consented to the amendment of the certificate of designations relating to the 14.5% senior preferred stock due 2011 to, among other things, rename such preferred stock as the new preferred stock due 2011, and issue the Applicant's new series C warrants and series D warrants in certain circumstances; (e) final effectiveness of an amendment to the Credit Agreement and (f) the purchase by DLJ Merchant Banking Partners II, L.P. or affiliated investors of additional 13% senior subordinated discount notes where Merrill Communications LLC receives net cash consideration of not less than $18.5 million.

        As the New Notes are proposed to be offered for exchange by the Applicant with its existing holders exclusively and for outstanding Old Notes of the Applicant as set forth above, the Exchange Offer is exempt from registration under the Securities Act, pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of securities of the same class as the New Notes (other than sales pursuant to the Exchange Offer) by the Applicant or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. The Applicant will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer. It will, however, pay the reasonable and customary fees and out-of-pocket expenses of the exchange agent, the trustee for the New Notes and Class B Notes, the warrant agent for the new warrants, the exchange agent, the information agent, and legal, accounting and related fees and expenses. The Applicant may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of the Offering Circular and related documents to the beneficial owners of Old Notes, and in handling or forwarding tenders for exchange. No participating holder has made or will be requested to make any cash payment to the Applicant in connection with the Exchange Offer.

AFFILIATIONS

        3.    Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

Subsidiaries and Affiliates

Percentage of Voting Securities held, directly or indirectly, by Merrill Corporation	Name of Affiliate
100%	Merrill Communications LLC
100%	Merrill Corporation, Canada
100%	Merrill/May, Inc.
100%	Merrill Real Estate Company
100%	FMC Resource Management Corporation
100%	Merrill Global, Inc.
100%	Document.com, LLC
80%	Cetara Corporation
100%	793473 Ontario Ltd.
49%	Quebecor Merrill Canada Inc.
100%	Merrill Limited
100%	Merrill France S.A.R.L.
100%	Merrill Germany GmbH

MANAGEMENT AND CONTROL

        4.    Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

        The following table sets forth the Directors and Executive Officers of the Applicant.

Directors and Executive Officers

Name	Address	Office
John W. Castro	(1)	President, Chief Executive Officer and Director
Rick R. Atterbury	(1)	Executive Vice President, Chief Technology Officer and Director
Robert H. Nazarian	(1)	Executive Vice President and Chief Financial Officer
B. Michael James	(1)	President, Financial Document Services
Mark A. Rossi	(2)	President, Strategic Communication Services
Allen J. McNee	(1)	President, Document Management Services
Raymond J. Goodwin	(3)	President, Merrill Print Group
Steven J. Machov	(1)	Vice President, General Counsel and Secretary
Kathleen A. Larkin	(1)	Vice President, Human Resources
Lawrence M. Schloss	(4)	Director
James A. Quella	(4)	Director

(1)
One Merrill Circle, St. Paul, Minnesota 55108

(2)
311 S. Wacker, Suite 1800, Chicago, Illinois 60606

(3)
40 Commercial Street, Everett, Massachusetts 02149

(4)
11 Madison Avenue, New York, New York 10010

        5.    Principal Owners of Voting Securities. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

As of April 30, 2002:

COL. A NAME AND COMPLETE MAILING ADDRESS	COL. B TITLE OF CLASS OWNED	COL. C AMOUNT OWNED		COL. D PERCENTAGE OF VOTING SECURITIES OWNED(1)
DLJ Merchant Banking funds 11 Madison Avenue New York, New York 10010	Class B Common Stock	3,100,856	(2)	57.2%
John W. Castro One Merrill Circle St. Paul, Minnesota 55108	Class B Common Stock	909,091		17.2%

(1)
Based on 5,273,513 shares of Class B Common Stock outstanding on April 30, 2002.

(2)
Consists of shares of class B common stock held directly by DLJ Merchant Banking Partners II, L.P. and the following affiliated investors: DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ First ESC L.P., DLJ EAB Partners, L.P.; and DLJ ESC II, L.P. Includes 146,311 shares of Class B Common Stock issuable upon the exercise of outstanding warrants held by the following investors affiliated with DLJ Merchant Banking Partners II, L.P.: DLJ Investment Partners, L.P.; DLJ

  Investment Partners II, L.P.; DLJ Securities Corp.; and DLJIP II Holdings, L.P. The address of each of these investors is 11 Madison Avenue, New York, New York 10010, except that the address of Offshore Partners is John B. Gorsiraweg 14, Willemstad, Curaçao, Netherlands Antilles.

UNDERWRITERS

        6.    Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwriter.

  (a)
  Donaldson Lufkin & Jenrette Securities Corporation, 11 Madison Avenue, New York, New York 10010.

  (b)
  Not applicable.

CAPITAL SECURITIES

        7.    Capitalization.

        (a)    Furnish the following information as to each authorized class of securities of the applicant.

As of April 30, 2002:

COL. A TITLE OF CLASS	COL. B AMOUNT AUTHORIZED	COL. C AMOUNT OUTSTANDING
voting common stock	25,000,000 shares	0 shares
class B common stock	10,000,000 shares	5,273,513 shares*
14.5% senior preferred stock due 2011	500,000 shares	500,000 shares
Old Notes	unlimited	$135,000,000 principal amount

*
As of April 30, 2002, the Applicant also had approximately 510,295 shares of class B common stock, par value $0.01 per share, reserved for issuance upon the exercise of outstanding warrants and 592,285 shares of class B common stock, par value $0.01 per share, reserved for issuance upon the exercise of outstanding stock options.

        The 14% senior discount notes due 2008 of Merrill Communications LLC are jointly and severally guaranteed by the Applicant and all of the guarantors of the Old Notes.

        After the completion of the Restructuring:

COL. A TITLE OF CLASS	COL. B AMOUNT AUTHORIZED	COL. C AMOUNT OUTSTANDING
voting common stock	25,000,000 shares	0 shares
class B common stock	10,000,000 shares	5,273,513 shares*
preferred stock due 2011	500,000 shares	500,000 shares
New Notes	unlimited	$25,000,000 principal amount
Class B Notes	unlimited	$120,583,325 principal amount **

*
After the completion of the Restructuring, the Applicant will have approximately 592,285 shares of Class B Common Stock, par value $0.01 per share, reserved for issuance upon the exercise of outstanding stock options and will also have approximately 755,524 shares of class B common stock, par value $0.01 per share, reserved for issuance upon the exercise of outstanding warrants.

**
Assumes entire principal amount of Old Notes exchanged in the Exchange Offer. Includes amounts for certain interest on Old Notes accrued through the date of issuance assuming the closing occurred on August 14, 2002.

        The new 13% senior discount notes due 2008 of Merrill Communications LLC will be jointly and severally guaranteed by the Applicant and all of the guarantors of the New Notes.

        (b)    Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

        There are no shares of voting common stock outstanding. Holders of voting common stock would be entitled to one vote each for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.

        Holders of class B common stock are entitled to one vote each for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.

        The preferred stock due 2011 does not entitle the holders thereof to vote at any general meeting of the Applicant. If the Applicant (a) fails to discharge its mandatory redemption provisions; (b) fails to redeem or provide notice of redemption in the event of a change of control; (c) without the consent or vote or at least a majority of the outstanding shares of preferred stock due 2011, amends, alters or repeals any provision of the Articles of Incorporation that adversely affects the preferences, rights or powers of the preferred stock due 2011 or creates, authorizes or issues any class of stock ranking prior to, or on a parity with, the preferred stock due 2011 regarding dividends or upon liquidation, dissolution, winding up or otherwise; or (d) breaches or violates the provisions of certain covenants in the certificate of designations relating to the preferred stock due 2011, then the holders of a majority of the outstanding shares of preferred stock due 2011, voting as a single class, will be entitled to elect two additional directors.

        As long as the indenture relating to the Class B Notes has not been amended to require that all interest payments on the Class B Notes be made only in cash, the holders of a majority in aggregate principal amount of the Class B Notes will have the right to require us and a majority of our shareholders to elect one nominee to the Applicant's board of directors and one nominee to the board of directors of Merrill Communications LLC; provided, in each case, that (i) such members shall be reasonably acceptable to a majority of the other members of such boards of directors and (ii) the holders of the Class B Notes shall have no right to prevent Merrill Communications LLC or the Applicant from increasing or otherwise altering the size of their boards of directors.

INDENTURE SECURITIES

        8.    Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

        (a)    Definition of Default; Withholding Notices

        In the Indenture, "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        Each of the following events is defined as an "Event of Default" in the Indenture:

  (1)
  default for 30 days in the payment when due of interest on the New Notes (whether or not prohibited by the subordination provisions of the Indenture) in cash or, if allowed pursuant to the terms of the Indenture, in the form of paid-in-kind notes ("PIK Notes");

  (2)
  default in payment when due of the principal of or premium, if any, on the New Notes (whether or not prohibited by the subordination provisions of the Indenture);

  (3)
  failure by the Applicant or any of its restricted subsidiaries for 30 days after notice from the Trustee or the holders of at least 25% in principal amount of the New Notes then outstanding to comply with any of its agreements in the Indenture or the New Notes;

  (4)
  beneficial ownership by DLJ Merchant Banking Partners II, L.P., or any related private equity fund managed by DLJ Merchant Banking Partners II, L.P., for more than 10 business days, of (i) New Notes in an aggregate principal amount greater than $3 million or (ii) 15% or more of the indebtedness represented by the Credit Agreement;

  (5)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Applicant or any of its restricted subsidiaries (or the payment of which is guaranteed by the Applicant or any of its restricted subsidiaries), whether that indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

  (a)
  is caused by a failure to pay indebtedness at its stated final maturity (after giving effect to any applicable grace period provided in that indebtedness) (a "Payment Default"); or

  (b)
  results in the acceleration of that indebtedness prior to its stated final maturity and,

    in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

  (6)
  failure by the Applicant or any of its restricted subsidiaries to pay final judgments aggregating in excess of $10.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed within a period of 60 days;

  (7)
  except as permitted by the Indenture, any guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under its guarantee;

  (8)
  certain events of bankruptcy or insolvency with respect to the Applicant or any of its restricted subsidiaries that is a significant subsidiary; and

  (9)
  on either (i) any three consecutive interest payment dates or (ii) any four of six consecutive interest payment dates, both (x) the Applicant shall have exercised its option to pay any portion of the interest payment on each such interest payment date by issuing PIK Notes and

    (y) the Applicant's EBITDA for the four fiscal quarters immediately preceding each of such three interest payment dates (in the case of subclause (i) above) or each of such four interest payment dates (in the case of subclause (ii) above) (which will be through April 30 in the case of a June 30 interest payment date or through October 31 in the case of a December 31 interest payment date) shall have been less than the greater of (i) the minimum EBITDA specified below opposite such interest payment date and (ii) the product of (x) the minimum EBITDA for four fiscal quarters which the Applicant is required to maintain under the Credit Agreement, as of the fiscal quarter ended immediately prior to such interest payment date (where EBITDA, for purposes of this subclause (x), shall be as defined in the Credit Agreement, as in effect on such interest payment date) and (y) the rate specified below opposite such interest payment date; provided that, notwithstanding anything to the contrary, no Event of Default shall occur due to the Applicant's exercise of its option to pay all or a portion of the interest payment on any interest payment date by issuing PIK Notes where the Applicant's EBITDA for the four fiscal quarters immediately preceding such interest payment date was equal to or greater than $60.0 million:

Interest Payment Date	Minimum EBITDA	Rate
December 31, 2002 through December 31, 2003	$50.0 million	0.977
June 30, 2004 and December 31, 2004	$53.0 million	0.974
June 30, 2005 and December 31, 2005	$58.5 million	0.938
Each June 30 or December 31 thereafter	$60.0 million	0.000

        If any Event of Default (other than an Event of Default specified in clause (8) above with respect to events of bankruptcy or insolvency with respect to the Applicant or any restricted subsidiary that is a significant subsidiary) occurs and is continuing, the holders of at least 25.0% in principal amount of the New Notes then outstanding may direct the Trustee to declare all the New Notes to be due and payable immediately. Upon any such declaration, the New Notes will become due and payable immediately. However, so long as any indebtedness permitted to be incurred pursuant to the Credit Agreement shall be outstanding, that acceleration shall not be effective until the earlier of:

(1)
an acceleration of any such indebtedness under the Credit Agreement; or

(2)
five business days after receipt by the Applicant and the administrative agent under the Credit Agreement of written notice of that acceleration.

        Notwithstanding the foregoing, in the case of an Event of Default specified in clause (8) above with respect to events of bankruptcy or insolvency with respect to the Applicant or any restricted subsidiary that is a significant subsidiary, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture.

        The holders of a majority in aggregate principal amount of the New Notes then outstanding by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, that has become due solely because of the acceleration) have been cured or waived, provided that, in the event of a declaration of acceleration of the New Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any indebtedness described in clause (5) above, the declaration of acceleration of the New Notes shall be automatically annulled if the holders of any indebtedness described in that clause (5) have rescinded the declaration of acceleration in respect of that indebtedness within 30 days of the date of that declaration and if:

(1)
the annulment of the acceleration of New Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)
all existing Events of Default, except non-payment of principal or interest on the New Notes that became due solely because of the acceleration of the New Notes, have been cured or waived.

        Subject to certain limitations, holders of a majority in principal amount of the New Notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

        The Applicant is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Applicant is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying that Default or Event of Default.

        (b)    Authentication and Delivery; Application of Proceeds

        The Trustee will, upon written order of the Applicant signed by one officer, authenticate New Notes for issue up to $25,000,000 in aggregate principal amount increasing for interest paid in kind.

        The New Notes will be issued pursuant to the Exchange Offer for the Old Notes. Consequently, the Applicant will receive no proceeds from the issuance of the New Notes.

        (c)    Release and Substitution of Property Subject to Lien

        The Indenture does not require or create a lien upon any property or assets of the Applicant. The New Notes will be general unsecured obligations of the Applicant.

        (d)    Satisfaction and Discharge

        The Applicant may satisfy and discharge the Indenture and terminate its obligations thereunder when the Applicant pays and discharges the entire indebtedness represented by the outstanding New Notes; the Applicant satisfies all its other obligations under such New Notes and the Indenture except for certain obligations which survive until otherwise terminated or discharged; and the Trustee, on demand of and at the expense of the Applicant, shall execute proper instruments acknowledging the same.

        (e)    Evidence of Compliance

        The Indenture requires the Applicant to file annually with the Trustee a certificate stating whether it knows of any Default or Event of Default that occurred during the fiscal year, and containing a description of such default or event of default and the status thereof. In addition, the Indenture requires the Applicant to notify the Trustee in writing immediately on becoming aware of the occurrence of an Event of Default.

        Every request or application by the Applicant for action by the Trustee under the provisions of the Indenture shall be accompanied by an officer's certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel, all such conditions precedent have been complied with and such other opinions as, in the Trustee's discretion, it shall consider appropriate.

        9.    Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

        Each subsidiary of the Applicant listed in Annex I hereto is an obligor on the New Notes. The name and mailing address of each subsidiary guarantor is set forth on Annex I hereto.

        Contents of Application for Qualification. This application for qualification comprises:

  (a)
  Pages numbered 1 to 12, consecutively.

  (b)
  The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture.

  (c)
  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.	Articles of Incorporation of the Applicant, filed herewith.
Exhibit T3B.	Bylaws of the Applicant, filed herewith.
Exhibit T3C.	Form of the Indenture, filed herewith.
Exhibit T3D.	Not Applicable.
Exhibit T3E(1).	Offering Circular and Consent Solicitation Statement, previously filed.
Exhibit T3E(2).	Letter of Transmittal, previously filed.
Exhibit T3E(3).	Notice of Guaranteed Delivery, previously filed.
Exhibit T3E(4).	Letter to Brokers, previously filed.
Exhibit T3E(5).	Letter to Beneficial Owners, previously filed.
Exhibit T3F.
A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, filed herewith as part of Exhibit T3C.
  (d)
  Annex 1. List of Subsidiary Guarantors.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Merrill Corporation, a corporation organized under the laws of the State of Minnesota, has duly caused this amendment to this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Paul, and State of Minnesota, on the 6th day of August, 2002.

MERRILL CORPORATION
			By:	/s/ JOHN W. CASTRO
				Name:	John W. Castro
				Title:	President, Chief Executive Officer and Director
Attest:
By:	/s/ STEVEN J. MACHOV
	Name:	Steven J. Machov
	Title:	Vice President, General Counsel and Secretary

ANNEX I

List of Subsidiary Guarantors

Merrill Communications LLC
One Merrill Circle
St. Paul, MN 55108
Attn: General Counsel

Merrill Real Estate Company
One Merrill Circle
St. Paul, MN 55108
Attn: Secretary

Merrill/May, Inc.
One Merrill Circle
St. Paul, MN 55108
Attn: Secretary

FMC Resource Management Corporation
One Merrill Circle
St. Paul, MN 55108
Attn: Secretary

Merrill/Global, Inc.
One Merrill Circle
St. Paul, MN 55108
Attn: Secretary

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GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
ANNEX I